

04004926

SECUR _____ ___ COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47402

SEC MAIL RECEIVED PROCESSING MAR 1 2004 WASH. D.C. 158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/03_____ AND ENDING _____12/31/03_____
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bainbridge Securities, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

301 Oxford Valley Road - Suite 801 B
_____(No. and Street)

Yardley _____ PA _____ 19067-7714
____(City)_____(State)_____(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Malinda Powers Berardino _____ (215) 321-1700
_____(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker
_____(Name – if individual, state last, first, middle name)

1818 Market Street, Suite 2400   Philadelphia _____ PA _____ 19103
____(Address)_____(City)_____(State)_____(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Malinda Powers Berardino__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Bainbridge Securities, Inc.__ , as of __December 31,__ , 20 __03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Notarial Seal
Ruth A. Bilbee, Notary Public
Bristol Twp., Bucks County
My Commission Expires Oct. 5, 2004

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TAIT, WELLER & BAKER
Certified Public Accountants

BAINBRIDGE SECURITIES INC.

ANNUAL AUDITED REPORT

FORM X-17A-5

DECEMBER 31, 2003

BAINBRIDGE SECURITIES INC.

TABLE OF CONTENTS

TAIT, WELLER & BAKER
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder of
Bainbridge Securities Inc.
Yardley, Pennsylvania

We have audited the accompanying statement of financial condition of Bainbridge Securities Inc. as of December 31, 2003, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bainbridge Securities Inc. as of December 31, 2003, the results of its operations, the changes in stockholder's equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

TAIT, WELLER & BAKER

Philadelphia, Pennsylvania
February 25, 2004

BAINBRIDGE SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

CURRENT ASSETS

Cash	$ 189,127
Receivable from clearing broker	84,541
Receivable from non-customers	3,121
Prepaid expenses	12,999
Deposit with clearing organization	5,000
Total Current Assets	294,788
Goodwill	1,118,124
Total Assets	$1,412,912

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts payable	$ 20,417
Accrued income taxes payable	31,424
Accrued expenses	29,689
Accounts payable to affiliates	47,362
Total Current Liabilities	128,892

STOCKHOLDER'S EQUITY

Common stock, $1 par value; 1,000 shares authorized, 510 shares issued and outstanding	510
Additional paid-in capital	1,227,168
Retained earnings	56,342
Total Stockholder's Equity	1,284,020
Total Liabilities and Stockholder's Equity	$1,412,912

BAINBRIDGE SECURITIES INC.

STATEMENT OF INCOME

Year ended December 31, 2003

Revenues	
Commissions	$ 797,101
Mutual fund fees – affiliate	353,773
Mutual fund distribution fees – affiliate	3,455
Other income	21,044
Variable Annuities	41,014
Wrap fees	96,529
Total revenues	1,312,916
Operating Expenses	
Salaries, wages and commissions	490,738
Employee benefits and payroll taxes	27,620
Clearing charges	146,830
Administrative services	51,398
Quote system	33,410
Registration and regulatory fees	4,515
Professional fees	35,633
Other operating expenses	150,616
Total operating expenses	940,760
Net operating income before taxes	372,156
Other Income (Loss)	
Loss on sale of securities	(47,462)
Net income before taxes	324,694
Federal Tax – Current	30,368
State Tax – Current	9,624
Total tax	39,992
Net Income	$ 284,702

See notes to financial statements.

BAINBRIDGE SECURITIES INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended December 31, 2003

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
	Shares	Amount				
Balances, January 1, 2003	455	$455	$ 17,745	$(40,100)	$ 78,260	$ 56,360
Net income	-	-	-	-	284,702	284,702
Distributions	-	-	-	-	(314,387)	(314,387)
Decrease in unrealized depreciation of investments	-	-	-	40,100	-	40,100
Stock buyout	55	55	1,209,423	-	7,767	1,217,245
Balances, December 31, 2003	510	$510	$1,227,168	$ -	$ 56,342	$1,284,020

BAINBRIDGE SECURITIES INC.

STATEMENT OF CASH FLOWS

Year ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 284,702

Adjustments to reconcile net income to net cash provided by operating activities

Changes in current assets and liabilities	
Due from clearing broker	(18,041)
Other receivables	10,838
Prepaid expenses	(9,204)
Accounts payable	8,503
Accrued expenses and taxes payable	61,113
Net cash provided by operating activities	337,911
Cash flows from investing activities	
Proceeds from sale of investments	12,638
Cash flows from financing activities	
Distributions	(314,387)
Stock buyout, net	146,583
	(167,804)
Net increase in cash	182,745
Cash	
Beginning of year	6,382
End of year	$ 189,127

BAINBRIDGE SECURITIES INC.

NOTES TO FINANCIAL STATEMENTS

Year ended December 31, 2003

(1) BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF ORGANIZATION

Bainbridge Securities Inc. (the *"Company"*), a fully-disclosed introducing broker-dealer located in Yardley, Pennsylvania, is registered with the Securities and Exchange Commission (SEC), the State Securities Commissions of Pennsylvania and New Jersey and the National Association of Securities Dealers, Inc. The Company is engaged primarily in institutional and retail securities brokerage services.

The Company is a wholly owned subsidiary of Sterling Financial Corp. (the *"Parent"*). On October 15, 2003, the former shareholders sold all of their stock in the Company. In connection with this transaction, the excess of the purchase price over the net assets acquired has been classified as goodwill.

REVENUE RECOGNITION

Securities transactions and related revenues and expenses are recorded on a settlement date basis.

CASH

For purposes of the statement of cash flows, cash includes time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

GOODWILL

Goodwill represents the excess of the purchase price over the net assets acquired in the stock buyout transaction. Goodwill will be reviewed on a periodic basis for impairment. Goodwill at December 31, 2003 is $1,118,124.

INCOME TAXES

Prior to October 2003, the Company had elected to file as an "S" Corporation for federal and state corporate income tax purposes; thus, most of the income is taxed to each of the shareholders. With the exception of certain state corporate income taxes, no provision had been made for corporate income taxes in the accompanying financial statements. In connection with the stock buyout, the Company will be included in the consolidated return of its Parent. Since October 2003, the Company reflects its share of the tax expense in the financial statements.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

COMPREHENSIVE INCOME

The Company applies Statement of Financial Accounting Standards No. 130 *("SFAS 130")*, *"Reporting Comprehensive Income"*. SFAS 130 establishes the disclosure requirements for reporting comprehensive income in an entity's financial statements. Total comprehensive income includes net income and unrealized gains and losses in available-for-sale investments.

BAINBRIDGE SECURITIES INC.

NOTES TO FINANCIAL STATEMENTS – (Continued)

Year ended December 31, 2003

(2) REGULATORY REQUIREMENT

The Company is exempt from the provisions of Rule 15c-3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) as covered in Rule 15c3-3 (k) (2) in that it does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2003, the Company had net capital of $149,776 which exceeded its net capital requirement of $8,593 by $141,183. The Company's ratio was .86 to 1 of aggregate indebtedness to net capital.

(3) DUE FROM CLEARING BROKERS

The Company generally introduces its clients' transactions on a fully disclosed basis to its clearing broker for execution, clearance, and depository operations in accordance with the terms of their clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing brokers pursuant to the terms of its clearing agreement.

(4) RELATED PARTY TRANSACTIONS

The Company leases its office space under a non-cancelable, operating lease from a former shareholder of the Company which expires December 31, 2005. Rent expense for 2003 was $19,200.

The future rental commitments for future fiscal years are as follows:

Year ending December 31,	Amount
2004	$ 19,200
2005	19,200
	$ 38,400

In addition, the Company pays a management fee for administrative services to a related company. Administrative fees for 2003 were $51,398.

(5) CONCENTRATION OF RISK

The Company maintains bank accounts which may exceed federally insured limits. Historically, they have not experienced any credit related losses.

During the year ended December 31, 2003, the Company had revenues from a related party which approximated 27% of total revenues.

SUPPLEMENTAL INFORMATION

TAIT, WELLER & BAKER
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholder of
Bainbridge Securities Inc.
Yardley, Pennsylvania

We have audited the accompanying financial statements of Bainbridge Securities Inc. for the year ended December 31, 2003, and have issued our report thereon dated February 25, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tait, Weller Baker

TAIT, WELLER & BAKER

Philadelphia, Pennsylvania
February 25, 2004

BAINBRIDGE SECURITIES INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

Net capital	
Stockholder's equity	$1,284,020
Deductions	
Non-allowable assets	
Receivables and prepaids	16,120
Goodwill	1,118,124
Total non-allowable assets	1,134,244
Net capital	$ 149,776
Minimum capital requirements	$ 8,593
Excess net capital	$ 141,183
Aggregate indebtedness	$ 128,892
Ratio of aggregate indebtedness to net capital	.86 to 1

A reconciliation of the net capital as reported in the Company's unaudited Focus report to the audited net capital reported above is as follows:

Unaudited net capital previously reported	$150,545
Increase in expenses	(769)
Audited net capital reported above	$149,776



TAIT, WELLER & BAKER
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder of
Bainbridge Securities Inc.
Yardley, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of Bainbridge Securities Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making period computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-13(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors for the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with a reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the NASD Regulation, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

TAIT, WELLER & BAKER

Philadelphia, Pennsylvania
February 25, 2004